NO ACT

PE
12-17-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



11005656

January 28, 2011

Shelley J. Dropkin
Deputy Corporate Secretary
and General Counsel,
Corporate Governance
Citigroup Inc.
425 Park Avenue
2nd Floor
New York, NY 10022

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-28-11

Re: Citigroup Inc.
Incoming letter dated December 17, 2010

Dear Ms. Dropkin:

This is in response to your letter dated December 17, 2010 and your letter received on January 24, 2011 concerning the shareholder proposal submitted to Citigroup by AFSCME Employees Pension Plan. We also have received letters from the proponent dated January 7, 2011 and January 25, 2011. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Charles Jurgonis
Plan Secretary
American Federation of State, County and Municipal Employees, AFL-CIO
1625 L Street, N.W.
Washington, DC 20036-5687

January 28, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Citigroup Inc.
Incoming letter dated December 17, 2010

The proposal requests that Citigroup provide a report on lobbying contributions and expenditures that contains information specified in the proposal.

There appears to be some basis for your view that Citigroup may exclude the proposal under rule 14a-8(i)(11), as substantially duplicative of a previously submitted proposal that will be included in Citigroup's 2011 proxy materials. In this regard, we note your representation that the other proposal was previously submitted to Citigroup by another proponent. Accordingly, we will not recommend enforcement action to the Commission if Citigroup omits the proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,

Bryan J. Pitko
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.


AFSCME
We Make America Happen

EMPLOYEES PENSION PLAN

January 25, 2011

VIA EMAIL
Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: Shareholder proposal of AFSCME Employees Pension Plan; request by Citigroup Inc. for no-action determination

Dear Sir/Madam:

Citigroup's letter of January 17, 2011 strives valiantly to blur the distinction that is at the heart of the Plan's proposal, namely, that "lobbying" and "political expenses" cover different activities and should not be lumped together as part of some unitary view of what Citigroup calls the "political process."

Our prior letter indicated how section 162(e) of the Internal Revenue Code draws a number of distinctions between "lobbying" or "influencing legislation" on the one hand, and, on the other hand, participation in political campaigns and other activities. Section 162(e)(4) defines what is "influencing legislation" with some precision, and the definition plainly does not extend to supporting individual candidates and other activities that do not involve actual "legislation."

The Internal Revenue Code is not the only authority that treats these activities differently. Lobbying activities must be publicly reported under the Lobbying Disclosure Act of 1995, as amended by the Honest Leadership and Open Government Act of 2007, and the pertinent statute contains extensive definitions of what are "lobbying activities" and "lobbying contacts. 2 U.S.C. § 1602(7) and (8). Nothing in this definition requires reporting of activities that involve political campaigns or the sort of activity covered by section 162(e)(1)(B). Similarly, reports on campaign-related political activities must be filed with a separate agency (the Federal Election Commission), and those reports do not deal with attempts to influence legislation. See http://www.fec.gov/info/forms.shtml (list of FEC forms to be filed by candidates, PACs or parties).

American Federation of State, County and Municipal Employees, AFL-CIO
TEL (202) 775-8142 FAX (202) 785-4606 1625 L Street, N.W., Washington, D.C. 20036-5687

Thus, Congress has decided to regulate lobbying and political activities separately; corporations must keep track of these activities separately, and they must account for them separately to different agencies. Citigroup's assertion that the Supreme Court's *Citizens United* decision somehow lumped these different activities together and blurred all legal distinctions is simply not supported by the facts.

For these reasons and those stated in our prior letter, we respectfully ask that Citigroup's request for no-action relief be denied.

* * * *

If you have any questions or need additional information, please do not hesitate to call me at (202) 429-1007. The Plan appreciates the opportunity to be of assistance to the Staff in this matter.

Very truly yours,



Charles Jurgonis
Plan Secretary

cc: Shelley J. Dropkin
Deputy Corporate Secretary and General Counsel,
Corporate Governance
Fax # 212-793-7600

From: Dropkin, Shelley J [dropkins@citi.com]
Sent: Monday, January 24, 2011 11:36 AM
To: shareholderproposals
Cc: Jones, Paula F
Subject: Citigroup SEC Submission Re AFSCME Proposal
Attachments: Akin Gump Letter re AFSCME Proposal.pdf

Dear Sir or Madam:

Mr. Charles Jurgonis, as representative for AFSCME, sent a letter to the Staff on January 7, 2011 opposing Citigroup's no-action petition submitted on December 17, 2010. Attached is Citi's response, prepared by Akin Gump, to Mr. Jurgonis' correspondence. If you have any comments or questions concerning this matter, please contact me at (212) 793-7396.

Sincerely,

Shelley J. Dropkin
Deputy Corporate Secretary
and General Counsel,
Corporate Governance
Citigroup Inc.
425 Park Avenue, 2nd floor,
New York, NY 10022

212.793.7396 (p)
212.793.7600 (f)

AKIN GUMP
STRAUSS HAUER & FELD LLP
Attorneys at Law

MELISSA L. LAURENZA
202.887.4251/1.202.887.4288
mlaurenza@akingump.com

January 17, 2011

Shelley J. Dropkin
Deputy Corporate Secretary
and General Counsel,
Corporate Governance
Citigroup Inc.
425 Park Avenue
New York, NY 10022

Re: Stockholder Proposal Submitted by AFSCME Employees Pension Plan

Dear Ms. Dropkin:

We write to comment upon a letter dated January 7, 2011 from Charles Jurgonis, Plan Secretary, AFSCME Employees Pension Plan regarding a stockholder proposal (the"Proposal") submitted to Citigroup Inc. ("Citigroup" or the "Company") by the same via letter dated November 8, 2010. The Proposal requests that Citigroup provide an annual report disclosing Citigroup's payments, both direct and indirect and including payments to trade associations, used for direct lobbying and grassroots lobbying communications and the policy, procedures, and participants involved in making such payments. On December 17, 2010, Citigroup notified the Division of Corporate Finance, Securities and Exchange Commission, of its intent to exclude the Proposal from its 2011 Proxy Materials pursuant to (i) Rule 14a-8(i)(11) because the Proposal is substantially duplicative of another stockholder proposal previously received by the Company.

The Kansas City Firefighters' Proposal articulates the need for their proposal as follows:

> Relying on publicly available data does not provide a complete picture of the Company's political expenditures. For example, the Company's payments to trade associations used for political activities are undisclosed and unknown. In many cases, even management does not know how trade associations use their company's money politically. The proposal asks the Company to disclose all of its political spending, including payments to trade associations and other tax exempt organizations for political purposes.

Mr. Jurgonis objects to Citigroup's intention to exclude the Proposal and challenges the assertion in Citigroup's letter that the Proposal is excludable because the categories of expenditures in the Proposal and the Kansas City Firefighters' proposal render the two proposals substantially duplicative. Mr. Jurgonis states, "[i]n sum, the Proposal is not excludable as

substantially duplicative of the Kansas City Firefighters' Proposal. The Proposal focuses exclusively on lobbying, while the Kansas City Firefighters' Proposal deals only with political contributions and expenditures." We believe that Mr. Jurgonis's letter fails to appreciate the overlap of the categories of "political spending" and "lobbying" expenditures as those terms have come to be understood.

Pursuant to Staff precedent, the standard applied in determining whether proposals are substantially duplicative is whether the proposals present the same "principal thrust" or "principal focus," not whether the proposals are identical. *See, e.g., General Electric Co.* (avail. Dec. 30, 2009); *Chevron Corp.* (avail. Mar. 23, 2009, *recon. denied* Apr. 6, 2009); *Qwest Communications International, Inc.* (avail. Mar. 8, 2006); *The Home Depot, Inc.* (avail. Feb. 28, 2005); *Bank of America Corp.* (avail. Feb. 25, 2005); *Pacific Gas & Electric Co.* (avail. Feb. 1, 1993). Although phrased differently, the principal thrust or principal focus of the Proposal and the Kansas City Firefighters' Proposal are the same because both seek information covered under IRC sec. 162(e). The focus of both proposals is information regarding payments of nondeductible lobbying and political expenditures, made directly or indirectly, including those made to a trade association.

Generally, a company cannot track how its dues payments to a trade association are ultimately used. Rather, dues payments typically go into a trade association's main account where they are commingled with funds from all of its members. Although a trade association is required under federal tax law to notify its members of the portion of their dues payments that went toward lobbying or political activities (the "162(e) Amount"), the trade association usually does not know or track what activities a particular member's dues paid for nor what portion of the 162(e) Amount was spent on influencing legislation, such as that requested by the Proposal, versus the 162(e) Amount which was spent on political intervention in campaigns, such as that requested by the Kansas City Firefighters. *See* "Instruction for Schedule C (Form 990 or 990-EZ) Political Campaign and Lobbying Activities," found at http://www.irs.gov/pub/irs-pdf/i990sc.pdf. The Instructions for Schedule C of Form 990 provide that the trade association "must send dues notices to its members at the time of assessment or payment of dues...[and] reasonably estimate the dues allocable to the nondeductible lobbying and political expenditures reported in Part III-B, line 2a..." The trade association is not required under federal law to make a distinction in its notice to members between amounts that were spent for influencing legislation and amounts that were spent for intervention in political campaigns. The Internal Revenue Service does not require an itemization of the two amounts.

Therefore, reliance on 162(e) is not misplaced given that 162(e) is exactly the statute upon which a trade association determines the amount that is nondeductible under 162(e) that is used to notify members regarding their dues. It is this number that both proposals are asking Citigroup to disclose. Thus, the principal thrust and focus of each proposal is the same--

disclosure of policies, procedures, and participants involved in payments made directly or indirectly, including through a trade association, for direct and grassroots lobbying and political contributions and expenditures that are nondeductible under section 162(e) of the Internal Revenue Code.

Mr. Jurgonis seems to suggest that world can be divided into two distinct categories—lobbying and political contributions. However, in the aftermath of recent Supreme Court decisions, such as *Citizens United v. Federal Election Commission*, the distinction between expenditures made for purely campaign related purposes and those made purely for advocacy related or lobbying purposes is no longer perfectly clear. An advertisement specifically identifying an officeholder that talks about an issue could, and frequently does, serve a dual purpose of lobbying and campaign intervention such that the advertisement is treated as a nondeductible expenditure under section 162(e).[1] In the current state of flux introduced by the Supreme Court, reliance on section 162(e) which encompasses both political expenditures and lobbying expenditures is necessary. In reality, a clear distinction between the expenditures does not exist and, in practice, there is substantial overlap.

For example, a report issued in October 2010 by the IRCC Institute and the Sustainable Investments Institute entitled "How Companies Influence Elections: Political Campaign Spending Patterns and Oversight at America's Largest Companies" examined corporate political spending which included not only political contributions, such as those referenced in the Kansas City Firefighters' proposal but also spending on advocacy and lobbying activities through trade associations, such as those requested by the Proposal. The report also praised Microsoft's oversight and disclosure of corporate spending. A review of Microsoft's disclosure of trade association memberships reveals that Microsoft uses the section 162(e) Amount when disclosing the information sought by the Proposal.[2] In FY10, for example, Microsoft disclosed the "Amount of Total Payment Used for Non-Deductible Expenses by the Trade Association" without including a distinction between political campaign expenditures and expenditures for lobbying. This disclosure, by a company lauded by investor groups, recognizes the reality that, in practice, there is not a clear dividing line where campaign contributions stop and advocacy starts.

---

[1] In September 2010, Citigroup adopted a policy stating that it would not use corporate funds for independent expenditures, either directly or indirectly. An "independent expenditure" is a political campaign communication expressly advocating the election or defeat of a clearly identified candidate for office. Independent expenditures are nondeductible expenses under section 162(e) as "participation in, or intervention in, any political campaign on behalf of any candidate for public office." *See* 26 USC sec. 162(e)(1)(C).

[2] It is important to note that Microsoft's disclosure regime is specifically cited with approval in the Kansas City Firefighters' Proposal.

The Staff also consistently has taken the position that proposals may differ in their terms or scope and still be deemed substantially duplicative for the purposes of Rule 14a-8(i)(11), as long as the proposals have the same principal thrust or focus. In this regard, exclusion of the Proposal pursuant to Rule 14a-8(i)(11) also is appropriate because the content of the disclosure requested in the Proposal would be included in notification from a trade association regarding nondeductibility of dues paid to the trade association. The Proposal's request for a report on the "payments used for direct lobbying and grassroots lobbying communications" would necessarily be contingent upon information provided by a trade association in a non-itemized form. On prior occasions, the Staff has concurred that when the subject of a report proposed in a later proposal would be encompassed within the scope of a report proposed in a prior proposal, exclusion under Rule 14a-(i)(11) is permitted. For example, in *Wyeth* (avail. Jan. 21, 2005), the Staff permitted Wyeth to exclude a proposal requesting that the board prepare a "report on the effects on the long-term economic stability of the company and on the risks of liability to legal claims that arise from the company's policy of limiting the availability of the company's products to Canadian wholesalers or pharmacies that allow purchase of its products by U.S. residents" because it substantially duplicated a prior proposal requesting that the board "prepare a feasibility report on adopting a policy that would require the company not to constrain the reimportation of prescription drugs into the U.S. by limiting the supply of drugs in foreign markets...." Wyeth successfully argued that the study concerning Canadian wholesalers would be completely subsumed by the report in the prior proposal seeking a report on reimportation of prescription drugs in the U.S. *See also Bank of America Corp.* (avail. Feb. 24, 2009) (permitting the exclusion of a proposal requesting the adoption of a 75% hold-to-retirement policy as subsumed by an earlier proposal where such a policy was one of many requests made in the proposal). Because the report requested in the Proposal would include largely the same information provided to Citigroup by a trade association that the Kansas City Firefighters' Proposal requests, exclusion of the Proposal pursuant to Rule 14a-8(i)(11) is appropriate.

Thus, consistent with the Staff's previous interpretations of Rule 14a-8(i)(11), the Proposal may be excludable as substantially duplicative.

Sincerely,



Melissa L. Laurenza


AFSCME
We Make America Happen

EMPLOYEES PENSION PLAN

January 7, 2011

VIA EMAIL
Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: Shareholder proposal of AFSCME Employees Pension Plan; request by Citigroup Inc. for no-action determination

Dear Sir/Madam:

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, the American Federation of State, County and Municipal Employees, Employees Pension Plan (the "Plan") submitted to Citigroup Inc. ("Citigroup") a stockholder proposal (the "Proposal") asking Citigroup to provide an annual report disclosing its policies and procedures related to direct and grassroots lobbying as well as certain information regarding payments used for lobbying purposes.

In a letter dated December 17, 2010, Citigroup stated that it intends to omit the Proposal from its proxy materials being prepared for the 2011 annual meeting of stockholders. Citigroup argues that it may exclude the Proposal in reliance on Rule 14a-8(i)(11), as substantially duplicative of an earlier-received proposal. Because the earlier-received proposal deals only with political contributions while the Proposal exclusively addresses lobbying, Citigroup has not met its burden of establishing its entitlement to rely on this exclusion. Accordingly, the Plan respectfully requests that Citigroup's request for relief be denied.

The Kansas City Firefighters' Proposal Addresses Political Contributions and Expenditures, While the Plan's Proposal Deals Exclusively With Lobbying

Rule 14a-8(i)(11) allows a company to exclude a proposal that substantially duplicates another previously-submitted proposal that will appear on the company's proxy statement. Citigroup contends that the Proposal substantially duplicates a proposal submitted by the Firefighters' Pension Fund of the City of Kansas City ("the Kansas City

American Federation of State, County and Municipal Employees, AFL-CIO
TEL (202) 775-8142 FAX (202) 785-4606 1625 L Street, N.W., Washington, D.C. 20036-5687

Firefighters' Proposal"), which was received by Citigroup before the Proposal and will appear in Citigroup's proxy materials.

Citigroup claims that "the principal thrust and focus of the proposals are identical: to adopt policies and prepare reports on political contributions and lobbying expenditures." Citigroup's argument rests on the notion that all forms of political influence are interchangeable; Citigroup states, "The two proposals seek to have the Company report on direct and indirect contributions and expenditures by the Company to influence the political process at the federal, state and local levels . . . ." (emphasis added)

The language of the proposals does not support that claim, however. The scope of each proposal is quite clear: the Kansas City Firefighters' Proposal seeks disclosure of political contributions and expenditures—in other words, money spent electing or opposing candidates. The Proposal, by contrast, focuses exclusively on lobbying activities; lobbying is an effort to influence legislation or regulation, not to elect a particular person to office. There is no overlap at all between the subject matters of the proposals.

Citigroup relies a great deal on the common non-deductibility of political and lobbying expenditures under section 162(e) of the Internal Revenue Code, arguing that because both kinds of expenditures are non-deductible from a company's income, they should be lumped together for purposes of analyzing the proposals.

But the structure of section 162(e) undercuts Citigroup's argument. Section 162(e)(1), which contains the general non-deductibility rule, includes separate subsections for payments made in connection with "influencing legislation" (i.e., lobbying (see 26 U.S.C. section 162(e)(1)(A)) and those made in connection with "participation in, or intervention in, any political campaign on behalf of (or in opposition to) any candidate for public office" (i.e., political contributions (see 26 U.S.C. section 162(e)(1)(B)). Thus, section 162(e)(1) itself distinguishes between lobbying and political expenditures.

The proposals' supporting statements also make this distinction clear. The first paragraph of the supporting statement in the Kansas City Firefighters' Proposal lists activities that would fall within the definition of "political activities": "direct and indirect political contributions to candidates, political parties, or political organizations; independent expenditures; or electioneering communications on behalf of federal, state or local candidates." Lobbying activities are not described there or anywhere else in the supporting statement.

Similarly, the supporting statement of the Proposal focuses exclusively on lobbying. The first paragraph of the supporting statement asserts: "As long-term Citigroup stockholders, we support transparency and accountability in corporate spending to influence legislation." The

remainder of the supporting statement discusses Citigroup's lobbying expenditures and gaps in lobbying disclosure. Expenditures used to support or oppose candidates, or to support political parties or other similar organizations, are not mentioned.

In sum, the Proposal is not excludable as substantially duplicative of the Kansas City Firefighters' Proposal. The Proposal focuses exclusively on lobbying, while the Kansas City Firefighters' Proposal deals only with political contributions and expenditures. Stockholders asked to vote on both proposals will not be confused regarding their scope. Accordingly, the Plan respectfully requests that Citigroup's request for no-action relief be denied.

* * * *

If you have any questions or need additional information, please do not hesitate to call me at (202) 429-1007. The Plan appreciates the opportunity to be of assistance to the Staff in this matter.

Very truly yours,



Charles Jurgonis
Plan Secretary

cc: Shelley J. Dropkin
Deputy Corporate Secretary and General Counsel,
Corporate Governance
Fax # 212-793-7600

Shelley J. Dropkin
Deputy Corporate Secretary
and General Counsel,
Corporate Governance

Citigroup Inc.
425 Park Avenue
2nd Floor
New York, NY 10022

T 212 793 7396
F 212 793 7600
dropkins@citi.com



December 17, 2010

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: **Stockholder Proposal to Citigroup Inc. of AFSCME Employees Pension Plan**

Dear Sir or Madam:

Pursuant to Rule 14a-8(j) of the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended, enclosed herewith for filing is a copy of the stockholder proposal and supporting statement (together, the "Proposal") submitted by AFSCME Employees Pension Plan (the "Proponent") for inclusion in the proxy statement and form of proxy (together, the "2011 Proxy Materials") to be furnished to stockholders by Citigroup Inc. (the "Company") in connection with its 2011 annual meeting of stockholders. The Proponent's address, as stated in the Proposal, is 1625 L Street, N.W., Washington, DC 20036-5687. The Proponent's telephone number is 202-755-8142 and its fax number is 202-785-4606.

Also enclosed for filing is a copy of a statement of explanation outlining the reasons the Company believes that it may exclude the Proposal from its 2011 Proxy Materials pursuant to (i) Rule 14a-8(i)(11) because the Proposal is substantially duplicative of a shareholder proposal received by the Company and the Company intends to include the duplicative proposal in its 2011 Proxy Materials.

By copy of this letter and the enclosed material, the Company is notifying the Proponent of its intention to exclude the Proposal from its 2011 Proxy Materials.

The Company is filing this letter with the U.S. Securities and Exchange Commission (the "Commission") not less than 80 calendar days before it intends to file its 2011 Proxy Materials.

The Company respectfully requests that the Staff of the Division of Corporation Finance (the "Staff") of the Commission confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its 2011 Proxy Materials.

Please acknowledge receipt of this letter and the enclosed material by return email. If you have any comments or questions concerning this matter, please contact me at (212) 793-7396.

Very truly yours,



Shelley J. Dropkin
Deputy Corporate Secretary
and General Counsel,
Corporate Governance

cc: American Federation of State, County, and Municipal Employees
1625 L Street, N.W.
Washington D.C. 20036-5687
202-755-8142 (t)
202-785-4606 (f)

STATEMENT OF INTENT TO EXCLUDE STOCKHOLDER PROPOSAL

Citigroup Inc., a Delaware corporation ("Citi" or the "Company"), intends to exclude the stockholder proposal and supporting statement (the "AFSCME Proposal"), a copy of which is attached hereto as Exhibit A, submitted by the American Federation of State, County & Municipal Employees (the "Proponent") for inclusion in its proxy statement and form of proxy (together, the "2011 Proxy Materials") to be distributed to stockholders in connection with the Annual Meeting of Stockholders to be held on April 21, 2011.

The AFSCME Proposal states:

> "Resolved, that the stockholders of Citigroup Inc. ("Citigroup" or the "Company") hereby request that Citigroup provide a report, updated annually, disclosing Citigroup's:
>
> 1. Policies and procedures for lobbying contributions and expenditures (both direct and indirect) made with corporate funds and payments (both direct and indirect, including payments to trade associations) used for direct lobbying and grassroots lobbying communications, including internal guidelines or policies, if any, for engaging in direct and grassroots lobbying communications.
>
> 2. Payments (both direct and indirect, including payments to trade associations) used for direct lobbying and grassroots lobbying communications, including the amount of the payment and the recipient.
>
> 3. The report shall also include the following for each payment, as relevant:
>
> a. Identification of the person or persons in the Company who participated in making the decision to make the direct lobbying contribution or expenditure; and
>
> b. Identification of the person or persons in the Company who participated in making the decision to make the payment for grassroots lobbying expenditures.
>
> For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation, (b) reflects a view on the legislation and (c) encourages the recipient of the communication to take action with respect to the legislation.
>
> Both "direct lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee of the Board of Directors (the "Board") or other relevant oversight committee of the Board and posted on Citigroup's website to reduce costs to stockholders."

The Company believes that the AFSCME Proposal may be excluded from the 2011 Proxy Materials pursuant to Rule 14a-8(i)(11) of the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended.

Rule 14a-8(i)(11) provides that a proposal may be excluded if the proposal " is substantially duplicative of a shareholder proposal received by the Company" and the Company intends to include the duplicative proposal in its 2011 Proxy Materials for the Annual Meeting.

THE AFSCME PROPOSAL MAY BE OMITTED BECAUSE IT SUBSTANTIALLY DUPLICATES A PROPOSAL SUBMITTED TO THE COMPANY BY THE FIREFIGHTERS' PENSION SYSTEM OF THE CITY OF KANSAS CITY ON NOVEMBER 8, 2010.

Under Rule 14a-8(i)(11), a proposal may be excluded if the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting. The AFSCME Proposal was received by the Company on November 10, 2010. The AFSCME Proposal is substantially similar to the proposal submitted by the Firefighters' Pension System of the City of Kansas City ("Kansas City Firefighters Proposal") received by the Company on November 8, 2010, a copy of which is attached as Exhibit B to this letter.

The Kansas City Firefighters states:

"Resolved, that the shareholders of Citigroup ("Company") hereby request that the Company provide a report, updated semi-annually, disclosing the Company's:

1. Policies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds.

2. Monetary and non-monetary contributions and expenditures (direct and indirect) used to participate or intervene in any political campaign on behalf of (or in opposition to) any candidate for public office, and used in any attempt to influence the general public, or segments thereof, with respect to elections or referenda. The report shall include:

a. An accounting through an itemized report that includes the identity of the recipient as well as the amount paid to each recipient of the Company's funds that are used for political contributions or expenditures as described above; and

b. The title(s) of the person(s) in the Company who participated in making the decisions to make the political contribution or expenditure.

The report shall be presented to the board of directors' audit committee or other relevant oversight committee and posted on the Company's website."

The Commission has stated that Rule 14a-8(i)(11) was adopted, in part, to eliminate the possibility that shareholders would have to consider two or more substantially identical proposals submitted by proponents acting independently of each other *(Rel. No. 34-12598 (Jul. 7, 1976)*. Also see *Sara Lee Corporation* (August 18, 2006) (proposal urging a charter or bylaw provision requiring an independent chairman substantially duplicates an earlier proposal requesting a board policy providing for an independent chairman); *Constellation Energy Group, Inc.* (Feb. 19, 2004) (proposal requesting performance and time-based restricted stock grants for senior executives in lieu of stock options substantially duplicates a broader prior proposal requesting a "Commonsense Executive Compensation" program including limitations on CEO salary, annual executive bonuses, form and amount of long-term equity compensation and severance agreements, as well as performance criteria); *Abbott Laboratories* (Feb. 4, 2004) ("Commonsense Executive Compensation" proposal urging use of performance and time-based restricted shares in lieu of options, as well as a range of additional limitations on compensation and severance arrangements substantially duplicates a narrower prior proposal urging prohibition of executive options); *Siebel Systems, Inc.* (April 15, 2003) (proposal urging use of performance-based options substantially duplicates a broader prior proposal requesting a policy defining portions of equity to be provided to employees and executives, requiring performance criteria for options, and holding periods for shares received).

The AFSCME Proposal substantially duplicates the Kansas City Firefighters Proposal because, although they contain nominally different wording, the principal thrust and focus of the proposals are identical: to adopt policies and prepare reports on political contributions and lobbying expenditures. The two proposals seek to have the Company report on direct and indirect contributions and expenditures by the Company to influence the political process at the federal, state and local levels and ask the Company to disclose the amount and recipient of contributions or expenditures as well as the identity of the person or persons who participated in making the decisions to make the contributions or expenditures. The Kansas City Firefighters Proposal states: "The proposal asks the Company to disclose all of its political spending, including payments to trade associations and other tax exempt organizations for political purposes." The AFSCME Proposal states: "Policies and procedures for lobbying contributions and expenditures (both direct and indirect) made with corporate funds and payment (both direct and indirect, including payments to trade associations) used for direct lobbying and grassroots lobbying communications..."

Under Section 162(e) of the the Internal Revenue Code, payments made to a trade association that are used to *influence legislation*, intervene in a political campaign, *influence the general public*, or *directly communicate with a covered executive branch*

official to influence official actions are considered nondeductible lobbying and political expenditures. (emphasis added). A payment made to a trade association may be used for direct lobbying (i.e. direct communications with public officials to influence official action) as well as for communications to influence the general public to take action by contacting a public official (i.e. grassroots lobbying or indirect lobbying). The different types of political contributions and expenditures are treated without distinction under the Internal Revenue Code and are not treated distinctly by a trade association when it notifies members of the nondeductibility of the portions of payments to the trade association.

The two proposals are seeking information regarding lobbying and political expenditures, in other words "nondeductible expenses," under the Internal Revenue Code Section 162(e). Section 162(e) covers intervention in political campaigns (independent expenditures, electioneering communications, political contributions to candidates, etc.), payments to influence legislation (lobbying), influencing the general public (grassroots), and direct communications with executive branch officials to influence official action (lobbying).

Whether the focus of the proposal is to report on lobbying for legislation, or to report on lobbying through trade associations to influence the general public, there isn't a meaningful distinction for shareholders. A shareholder reading the proposals will perceive that both proposals are requesting information on the Company's lobbying expenditures. To allow both of these substantially duplicative proposals to be included in the 2011 Proxy Materials would be confusing to shareholders and frustrate the policy behind Rule 14a-8(i)(11). Since the Kansas City Firefighters Proposal was received by the Company before the AFSCME Proposal, the AFSCME Proposal should be excluded under Rule 14a-8(i)(11).

CONCLUSION

For the foregoing reasons, Citi respectfully submits that the AFSCME Proposal may be excluded as substantially duplicative of the Kansas City Firefighters Proposal that the Company intends to include in its 2011 Proxy Materials.

EXHIBIT A



EMPLOYEES PENSION PLAN


RECEIVED
NOV 12 2010
Michael Helfer

November 10, 2010

VIA OVERNIGHT MAIL and FAX (212) 793-7600
Citigroup Inc.
399 Park Avenue
New York, New York 10043
Attention: Michael S. Helfer, General Counsel and Corporate Secretary

Dear Mr. Helfer:

On behalf of the AFSCME Employees Pension Plan (the "Plan"), I write to give notice that pursuant to the 2010 proxy statement of Citigroup Inc. (the "Company") and Rule 14a-8 under the Securities Exchange Act of 1934, the Plan intends to present the attached proposal (the "Proposal") at the 2011 annual meeting of shareholders (the "Annual Meeting"). The Plan is the beneficial owner of 300,959 shares of voting common stock (the "Shares") of the Company, and has held the Shares for over one year. In addition, the Plan intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Plan or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Plan has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to me at (202) 429-1007.

Sincerely,



Charles Jurgonis
Plan Secretary

Enclosure

American Federation of State, County and Municipal Employees, AFL-CIO
TEL (202) 775-8142 FAX (202) 785-4606 1625 L Street, N.W., Washington, D.C. 20036-5687

Resolved, that the stockholders of Citigroup Inc. ("Citigroup" or the "Company") hereby request that Citigroup provide a report, updated annually, disclosing Citigroup's:

1. Policies and procedures for lobbying contributions and expenditures (both direct and indirect) made with corporate funds and payments (both direct and indirect, including payments to trade associations) used for direct lobbying and grassroots lobbying communications, including internal guidelines or policies, if any, for engaging in direct and grassroots lobbying communications.

2. Payments (both direct and indirect, including payments to trade associations) used for direct lobbying and grassroots lobbying communications, including the amount of the payment and the recipient.

3. The report shall also include the following for each payment, as relevant:

   a. Identification of the person or persons in the Company who participated in making the decision to make the direct lobbying contribution or expenditure; and
   b. Identification of the person or persons in the Company who participated in making the decision to make the payment for grassroots lobbying expenditures.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation, (b) reflects a view on the legislation and (c) encourages the recipient of the communication to take action with respect to the legislation.

Both "direct lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee of the Board of Directors (the "Board") or other relevant oversight committee of the Board and posted on Citigroup's website to reduce costs to stockholders.

Supporting Statement

As long-term Citigroup stockholders, we support transparency and accountability in corporate spending to influence legislation. We believe that disclosure is consistent with public policy and is in the best interest of Citigroup and its stockholders. Absent a system of accountability, Citigroup assets can be used for policy objectives that may be inimical to Citigroup's long-term interests and may pose risks to Citigroup and its stockholders.

Three IMF economists found that lobbying by financial institutions including Citigroup in 2000-2007 was correlated with more risk taking and worse performance in 2008, and that lobbying lenders were more likely to be bailed out in 2008. (Igan, Mishra, and Tressel; *A Fistful of Dollars: Lobbying and the Financial Crisis*, April 2010.)

Citigroup spent about $11 million in 2008 and 2009 on direct federal lobbying activities, according to the Company's disclosure reports. (U.S. Senate Office of Public Records) This figure may not include grassroots lobbying, which may indirectly influence legislation by mobilizing the public to support or oppose it.

Publicly available data does not provide a complete picture of Citigroup's lobbying expenditures. Not all states require disclosure of lobbying expenditures. Citigroup's Board and its stockholders need complete disclosure to be able to evaluate the use of corporate assets for direct and grassroots lobbying and the risks the spending poses.

We urge you to vote FOR this proposal.

Shelley J. Dropkin
Deputy Corporate Secretary
and General Counsel,
Corporate Governance

Citigroup Inc
425 Park Avenue
2nd Floor
New York, NY 10022

T 212 793 7396
F 212 793 7600
dropkins@citi.com



VIA UPS

November 15, 2010

Mr. Charles Jurgonis
AFSCME Employees Pension Plan
1625 L Street, N.W.
Washington, DC 20036

Dear Mr. Jurgonis:

Citigroup Inc. acknowledges receipt of the stockholder proposal submitted by the AFSCME Employees Pension Plan for submission to Citigroup stockholders at the Annual Meeting in April 2011.

Sincerely,



Shelley J. Dropkin
Deputy Corporate Secretary
and General Counsel,
Corporate Governance

EXHIBIT B

11-08-'10 08:45 FROM-

EXHIBIT A


CITY OF FOUNTAINS
HEART OF THE NATION
KANSAS CITY
MISSOURI

Human Resources Department

The Firefighters' Pension System

12th Floor, City Hall
414 East 12th Street
Kansas City, Missouri 64106

(816) 513-1928
Fax: (816) 513-1280

November 8, 2010

BY OVERNIGHT DELIVERY AND FAX
(212-793-5300)

Mr. Michael S. Helfer
Corporate Secretary
Citigroup Inc.
399 Park Avenue
New York, NY 10043

Re: The Firefighters' Pension System of the City of Kansas City, Missouri, Trust

Dear Mr. Helfer:

In my capacity as Secretary of the Board of The Firefighters' Pension System of the City of Kansas City, Missouri, Trust (the "Fund"), I write to give notice that pursuant to the 2010 proxy statement of Citigroup Inc. (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2011 annual meeting of shareholders (the "Annual Meeting) as co-sponsor with the Massachusetts Laborers Pension Fund and The Miami Firefighters' Relief and Pension Fund. The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting.

A letter from the Fund's custodian documenting the Fund's continuous ownership of the requisite amount of the Company's stock for at least one year prior to the date of this letter is being sent under separate cover. The Fund also intends to continue its ownership of at least the minimum number of shares required by the SEC regulations through the date of the Annual Meeting.

I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the attached Proposal. I declare the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally.

Sincerely,



Richard G. Boersma
Secretary

Resolved, that the shareholders of Citigroup ("Company") hereby request that the Company provide a report, updated semi-annually, disclosing the Company's:

1. Policies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds.

2. Monetary and non-monetary contributions and expenditures (direct and indirect) used to participate or intervene in any political campaign on behalf of (or in opposition to) any candidate for public office, and used in any attempt to influence the general public, or segments thereof, with respect to elections or referenda. The report shall include:

    a. An accounting through an itemized report that includes the identity of the recipient as well as the amount paid to each recipient of the Company's funds that are used for political contributions or expenditures as described above; and

    b. The title(s) of the person(s) in the Company who participated in making the decisions to make the political contribution or expenditure.

The report shall be presented to the board of directors' audit committee or other relevant oversight committee and posted on the Company's website.

Stockholder Supporting Statement

As long-term shareholders of Citigroup, we support transparency and accountability in corporate spending on political activities. These include any activities considered intervention in any political campaign under the Internal Revenue Code, such as direct and indirect political contributions to candidates, political parties, or political organizations; independent expenditures; or electioneering communications on behalf of federal, state or local candidates.

Disclosure is consistent with public policy, in the best interest of the company and its shareholders, and critical for compliance with federal ethics laws. Moreover, the Supreme Court's *Citizens United* decision recognized the importance of political spending disclosure for shareholders when it said "[D]isclosure permits citizens and shareholders to react to the speech of corporate entities in a proper way. This transparency enables the electorate to make informed decisions and give proper weight to different speakers and messages." Gaps in transparency and accountability may expose the company to reputational and business risks that could threaten long-term shareholder value.

Citigroup contributed at least $9 million in corporate funds since the 2002 election cycle. (CQ: http://moneyline.cq.com/pml/home.do and National Institute on Money in State Politics: http://www.followthemoney.org/index.phtml.)

However, relying on publicly available data does not provide a complete picture of the Company's political expenditures. For example, the Company's payments to trade associations used for political activities are undisclosed and unknown. In many cases, even management does not know how trade associations use their company's money politically. The proposal asks the Company to disclose all of its political spending, including payments to trade associations and other tax exempt organizations for political purposes. This would bring our Company in line with a growing number of leading companies, including Aetna, American Electric Power and Microsoft that support political disclosure and accountability and present this information on their websites.

The Company's Board and its shareholders need complete disclosure to be able to fully evaluate the political use of corporate assets. Thus, we urge your support for this critical governance reform.

Shelley J. Dropkin
Deputy Corporate Secretary
and General Counsel,
Corporate Governance

Citigroup Inc.
425 Park Avenue
2nd Floor
New York, NY 10022

T 212 793 7396
F 212 793 7600
dropkins@citi.com



VIA UPS

November 9, 2010

The Firefighters' Pension System of the City of Kansas City
12th Floor, City Hall
414 East 12th Street
Kansas City, MO 64106
Attention: Richard G. Boersma, Secretary

Dear Mr. Boersma:

Citigroup Inc. acknowledges receipt of your stockholder proposal for submission to Citigroup stockholders at the Annual Meeting in April 2011.

Please note that you are required to provide Citigroup with a written statement from the record holder of the Firefighters' Pension System of the City of Kansas City's securities that the Firefighters' Pension System of the City of Kansas City has held Citigroup stock continuously for at least one year as of the date you submitted the proposal. This statement must be provided within 14 days of receipt of this notice, in accordance with the rules and regulations of the Securities and Exchange Commission.

Sincerely,



Shelley J. Dropkin
Deputy Corporate Secretary
and General Counsel,
Corporate Governance